Continental

Press Release

"Exemption No. 82-1357"

04030431

RECEIVED
2004 MAY 26 A 11:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Change in Top Management

Hannover, May 14, 2004. On Friday the Supervisory Board of Continental AG accepted the resignation of Dr. Wolfgang Ziebart as member of the Executive Board of Continental AG. Dr. Ziebart will be released from his duties at the latest on August 31, 2004, according to the Supervisory Board decision.

The Supervisory Board of Infineon AG, Munich, appointed Dr. Ziebart as the incoming Chairman of the Executive Board of Infineon AG on May 11, effective September 1 at the latest. The Deputy Chairman of Continental had therefore requested that his appointment as member of the Executive Board be terminated prematurely.

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

According to the Chairman of the Continental Supervisory Board, Dr. Hubertus von Grünberg, the search for a successor for Dr. Ziebart will be systematic, but it will not be carried out under the pressure of time. "The result is what counts and not the point in time," said Dr. von Grünberg at the Supervisory Board meeting.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of EUR 11.5 billion with a workforce of around 69,000.

Dr. Heimo Prokop
Director of Corporate Communications
Tel.: +49 (0)511 938-1485
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Tel.: +49 (0)511 938-1278
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

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